LORD ABBETT RESEARCH FUND, INC.
90 Hudson Street
Jersey City, NJ 07302

September 26, 2012

VIA EDGAR

Ms. Kimberly A. Browning
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	Lord Abbett Research Fund, Inc. (the “Company”) File Nos. 033-47641 and 811-06650

Dear Ms. Browning:

          Reference is made to Post-Effective Amendment No. 48 to the Company’s Registration Statement on Form N-1A (the “Registration Statement”) filed on July 27, 2012 with the U.S. Securities and Exchange Commission (the “Commission”) via EDGAR pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”).1

          This letter responds to comments you provided during a telephone call on Wednesday, September 5, 2012 with Brooke A. Fapohunda and John W. Ashbrook of Lord, Abbett & Co. LLC, the investment adviser to each Fund of the Company, regarding the Registration Statement. Your comments, and the Company’s responses thereto, are set forth below. Post-Effective Amendment No. 49 to the Registration Statement, which was filed September 25, 2012 with the Commission and is to become effective September 27, 2012, reflects changes made in response to your comments.

          The primary purpose of the Registration Statement was to reflect changes to the investment mandate of Lord Abbett Capital Structure Fund, a series of the Company. We note that we did not receive any comments from the Commission staff regarding the Form N-1A registration statement filed on July 27, 2012 on behalf of the similarly managed variable insurance fund, Lord Abbett Series Fund - Capital Structure Portfolio.2 However, we have made conforming changes to that registration statement, which also was filed September 25, 2012 with the Commission, based on our responses to your comments to the extent they apply.

          Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.

[1]	Accession No. 0000930413-12-004140.
[2]	Accession No. 0000930413-12-004141.

Ms. Kimberly A. Browning
September 26, 2012

Part A – Prospectus

          1. Throughout the prospectus and SAI, when reference is made to a Fund’s compliance with a regulatory requirement, explain the manner in which the Fund achieves compliance, rather than identifying the requirement and disclosing that the Fund is in compliance.

          Response: We have reviewed the prospectus and SAI and believe they comply with Form N-1A requirements.

          2. In the prospectus, please comply with plain English requirements.

          Response: We have reviewed the prospectus and believe it complies with Form N-1A and the plain English requirements of Rule 421 under the Securities Act.

          3. In the prospectus, please provide complete lists rather than using terms such as “including.”

          Response: We acknowledge that the use of the term “including” in conjunction with the primary or principal security types in which the Fund invests as opposed to providing an exhaustive and exclusive list of every possible security type in which the Fund potentially or theoretically could invest (including instruments that may be developed in the future but currently are not yet available in the securities market) potentially results in the possibility that the Fund may hold an instrument the nomenclature of which is not specifically identified in the prospectus. In considering whether to modify the Fund’s current disclosure, we considered the Commission guidance set forth in Commission Release IC-23064 (Feb. 10, 1998) (the “Adopting Release”), pursuant to which the Commission adopted amendments to Form N-1A. The Adopting Release noted that, prior to the N-1A amendments:

“disclosure of fund investments…generally consists of descriptions of the types of securities in which a fund may invest, [but in] the Commission’s view, disclosing information about all of the securities in which a fund might invest does not help a typical fund investor…[and] adds substantial length and complexity to fund prospectuses…. The Commission has concluded that prospectus disclosure would be more useful…if it emphasized the principal investment strategies of a fund and the principal risks of investing in the fund, rather than the characteristics and risks of each type of instrument in which the fund may invest.”

          Accordingly, we believe that the Fund’s current disclosure, including its use of “including” or “such as,” complies with the Commission guidance set forth in the Adopting Release as well as the guidance of Form N-1A General Instruction C.1(a) to “us[e] concise, straightforward, and easy to understand language” and (ii) the directive of Rule 421(d) under the Securities Act to use plain English in the organization and language in the prospectus.

Ms. Kimberly A. Browning
September 26, 2012

          4. In each Fund’s fee table, please confirm that, as indicated by the word “None,” the Funds’ Board of Directors has not adopted any Rule 12b-1 plan under which Class I shareholders may be subject to Rule 12b-1 fees.

          Response: We confirm that the Funds’ Board of Directors has not adopted any Rule 12b-1 plan under which Class I shareholders may be subject to Rule 12b-1 fees.

          5. In the “Shareholder Fees” section of each Fund’s fee table, where “None(1)” and “1.00%(2)” appear as the maximum deferred sales charge (load) for Classes A and C, respectively, please delete footnotes (1) and (2) and place the text of each footnote either in the body of the table in parentheses or in the statutory prospectus after Item 8.

          Response: Given the length of the disclosure that is necessary to provide transparency as to the application of the sales charges, we believe retaining the disclosure in the form of footnotes provides transparency and clarity. We note that each footnote describes a single, constant CDSC charged over time. Accordingly, we believe each is compliant with Instruction 2(a)(1) to Item 3 (“A Fund may include in a footnote to the table, if applicable, a tabular presentation showing the amount of deferred sales charges (loads) over time or a narrative explanation of the sales charges (loads) (e.g., __% in the first year after purchase, declining to __% in the __ year and eliminated thereafter).”). Accordingly, we elect to retain the current language and structure.

          6. For each Fund with an expense limitation agreement, please confirm that, as implied by its fee table disclosure, Lord Abbett may not recoup any amounts after it has made reimbursements to the Fund under the agreement.

          Response: We confirm that Lord Abbett may not recoup any such amounts for any such Fund. We note that the applicable Funds’ expense limitation agreement, filed as an exhibit to Part C of the Registration Statement, provides for no such recoupment.

          7. For each Fund with an expense limitation agreement, please confirm that Rule 12b-1 fees are the only expenses excluded from Lord Abbett’s waiver/reimbursement of expenses that are in excess of the cap.

          Response: We confirm that confirm that the only expenses excluded from Lord Abbett’s waiver/reimbursement of expenses in excess of each Fund’s cap are Rule 12b-1 fees. We note that the Funds’ expense limitation agreement, filed as an Exhibit to Part C of the Registration Statement, makes no reference to any other type of expenses that are excluded under the agreement.

          8. In footnote 3 to each Fund’s fee table, please add disclosure explaining that each applicable share class will bear the expense of Rule 12b-1 fees after Lord Abbett’s

Ms. Kimberly A. Browning
September 26, 2012

waiver/reimbursement. Such disclosure should be in addition to the existing disclosure that Lord Abbett has agreed to waive/reimburse expenses so that total expenses, excluding Rule 12b-1 fees, do not exceed the cap.

          Response: Under the terms of the expense limitation agreement (filed as an exhibit to Part C of the Registration Statement), Rule 12b-1 fees are excluded entirely from waiver/reimbursement, and are the only expense excluded. Because Rule 12b-1 fees comprise a separate line item in the table, we believe that the existing disclosure complies with Instruction 3(e) to Item 3, which permits “one caption showing the amount of the expense reimbursement or fee waiver, and a second caption showing the Fund’s net expenses after subtracting the fee reimbursement or expense waiver from the total fund operating expenses.” Consequently, we elect to retain the current language.

          9. In each Fund’s Item 3 expense example, conform the narrative paragraph to the language in Form N-1A Item 3 (“This Example is intended . . . .”), and conform the tabular presentation to that in Item 3.

          Response: We elect to retain the current language and presentation. We note that General Instruction C.l(d) of Form N-1A states that: “The requirements for prospectuses included in Form N-1A will be administered by the Commission in a way that will allow variances in disclosure or presentation if appropriate for the circumstances involved while remaining consistent with the objectives of Form N-1A.” In addition, Instruction 1(b) to Item 3 states that a “Fund may modify the narrative explanations if the explanation contains comparable information. .. . .” We believe that the Fund’s disclosure is appropriate and more precisely defines the expense data presented and permitted under Form N-1A.

          10. In each Fund’s Item 3 expense example, please confirm that each dollar figure, to the extent it accounts for any contractual management fee waiver/reimbursement under an expense limitation agreement, does so for a period no longer than the period during which the agreement is expected to continue.

          Response: We confirm that in each Fund’s expense example, any adjustments to dollar figures that take into account contractual management fee waiver/reimbursement under an expense limitation agreement do so only for the expected period of the agreement.

          11. In Item 4, please confirm that for each Fund, all principal investment strategies and principal risks have been summarized in the Fund’s “Principal Investment Strategies” and “Principal Risks” sections.

          Response: We confirm that for each Fund, all principal investment strategies and principal risks have been summarized in the Fund’s summary “Principal Investment Strategies” and “Principal Risks” sections.

Ms. Kimberly A. Browning
September 26, 2012

          12. In Calibrated Dividend Growth Fund’s Item 4 and Item 9, “Principal Investment Strategies” sections, please clarify the characteristics of the portfolio that generally are to be similar to those of the S&P Dividend Growth Index.

          Response: We have revised the sentence describing such characteristics to refer to “an investment portfolio with industry, sector, and capitalization weightings and other portfolio characteristics that generally are similar to those of” the index.

          13. In Calibrated Dividend Growth Fund’s Item 4 and Item 9, “Principal Investment Strategies” sections, the Fund discloses that it focuses on, and invests principally in, U.S. large and mid-sized companies. Please confirm whether the Fund may invest in securities issued by companies of any capitalization.

          Response: We confirm that investment in securities issued by companies other than large and mid-sized companies is not part of Calibrated Dividend Growth Fund’s principal investment strategies.

          14. In Calibrated Dividend Growth Fund’s Item 4, “Principal Investment Strategies” section, the Fund discloses that it “also may invest to a lesser extent in foreign companies.” The Fund discloses in its Item 9 “Principal Investment Strategies” section:

The Fund may invest up to 5% of its net assets in foreign companies that are traded on a foreign exchange and denominated in a foreign currency. The Fund may invest without limitation in companies that do not meet these criteria but represent economic exposure to foreign markets, including the following: (1) companies that are organized in a foreign country, but have significant business operations in the U.S. and trade on a U.S. stock exchange; and (2) companies that are organized and operated in a foreign country, but primarily trade on a U.S. stock exchange.

Please confirm that investing in foreign companies is a principal investment strategy of the Fund; if it is not a principal investment strategy, then please delete the disclosure.

          Response: Because the Fund has the potential to invest without limitation in companies that are primarily traded on a U.S. exchange but represent economic exposure to foreign markets, we considered such exposure to potentially be a principal investment risk associated with the Fund’s investment strategy with respect to such companies. We presently have elected to retain the risk disclosure but will reconfirm the Fund’s strategies with respect to foreign companies in advance of the Fund’s next post-effective amendment to its registration statement.

          15. Prospectus disclosure for Calibrated Dividend Growth Fund does not expressly refer to investment in securities of issuers in emerging markets. Please confirm that such investment is not a principal investment strategy of the Fund.

Ms. Kimberly A. Browning
September 26, 2012

          Response: While emerging markets represent a portion of the foreign markets in which Calibrated Dividend Growth Fund may invest, we confirm that investment in securities of issuers in emerging markets is not a separate principal investment strategy of the Fund.

          16. In the Item 4 “Principal Investment Strategies” section for Calibrated Dividend Growth Fund, the Fund discloses that it “generally will sell a security when the Fund believes the security is less likely to benefit from the current market and economic environment, shows signs of deteriorating fundamentals, or has reached its valuation target, among other reasons.” Please specify such other reasons for selling a security.

          Response: We believe that a less-than-comprehensive list of reasons for selling a security is consistent with a summary of disclosure under Item 9(b)(2)’s requirement to provide an explanation “in general terms.” We therefore elect to retain the current disclosure.

          17. In the Item 4 “Principal Investment Risks” section for Calibrated Dividend Growth Fund, please confirm that the Fund discloses the risks of investing in equities.

          Response: We have clarified the risks of investing in equities by adding a bullet paragraph titled “Equity Risks,” which draws from disclosure found elsewhere in this section.

          18. In each Fund’s Item 4 “Principal Risks” section, the second paragraph begins, “The Fund invests principally in stocks and other securities described above, which . . . .” Replace “and other securities described above” with references to specific investment types.

          Response: We have elected to retain the current language for the reasons set forth under our response to Item 3 above.

          19. In Calibrated Dividend Growth Fund’s Item 4 and Item 9, “Principal Risks” sections, in the “Investment Strategy Risk” bullet paragraph, clarify the reference to a “narrow market segment.”

          Response: We have changed the reference to “narrow market segment of dividend paying companies.”

          20. In Item 4(b)(2) narrative disclosure concerning the risk/return bar chart and average annual total returns table for Calibrated Dividend Growth Fund, please cite authority for including the sentence, “There are no sales charges for Class F, I, P, R2, and R3 shares,” and for including any other language not provided verbatim in Form N-1A Item 4(b)(2) and accompanying instructions.

          Response: The Fund discloses the sentence, “There are no sales charges for Class F, I, P, R2, and R3 shares” in response to Item 4(b)(2)(i) (“Provide a brief explanation of how the

Ms. Kimberly A. Browning
September 26, 2012

information illustrates the variability of the Fund’s returns”) and Instruction 1(a) to Item 4(b)(2) (“If a Fund’s shares are sold subject to a sales load or account fees, state that sales loads or account fees are not reflected in the risk/return bar chart and that, if these amounts were reflected, returns would be less than those shown.”).

          21. For the returns and dates shown in the “Life of Class” and “Inception Date for Performance” columns of the average annual total returns table for Calibrated Dividend Growth Fund, please either cite authority from Form N-1A for disclosing them, delete them, or move them to a permitted location.

          Response: The Fund provides such information in the average annual total returns table pursuant to Item 4(b)(2)(iii):

All returns should be shown for 1-, 5-, and 10- calendar year periods ending on the date of the most recently completed calendar year (or for the life of the Fund, if shorter) . . . . The table also should show the returns of an appropriate broad-based securities market index as defined in Instruction 5 to Item 27(b)(7) for the same periods.

and Instruction 3(c):

When a Multiple Class Fund presents information for more than one Class together in response to Item 4(b)(2): (i) Provide the returns required by paragraph 4(b)(2)(iii)(A) of this Item for each of the Classes . . . .

          22. In Calibrated Dividend Growth Fund’s Item 4(b)(2) average annual total returns table, in the footnote regarding the Dividend Growth Index, please either cite authority from Form N-1A for disclosing it, delete it, or move it to the statutory prospectus after Item 8.

          Response: We have removed all content from the footnote except that which discloses the inception of the index (thereby explaining why no returns for the index are provided).

          23. In the Item 4 disclosure regarding the policy of each of Classic Stock Fund (formerly Lord Abbett Large-Cap Core Fund) and Small Cap Value Fund to invest 80% of its net assets in the types of securities indicated by its name, please add “plus the amount of any borrowings for investment purposes” after “net assets.”

          Response: We note that each Fund’s Item 9 disclosure contains the requested phrase. We also note that in Rule 35d-1 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), the reference to borrowings is made not in the paragraph setting forth the 80% minimum, but rather in paragraph (d), in the definition of the term “assets.” We believe Item 4 is an appropriate summary, and we therefore elect to retain the current disclosure.

Ms. Kimberly A. Browning
September 26, 2012

          24. In the Item 4 and 9 disclosure regarding the policy of each of Classic Stock Fund (formerly Lord Abbett Large-Cap Core Fund) and Small Cap Value Fund to invest 80% of its net assets (plus borrowings) in the types of securities indicated by its name, please replace “equity securities” with “stocks.”

          Response: We believe “equity securities” are signified by the term “stocks” and therefore elect to retain the current language.

          25. In the Item 4 disclosure for Classic Stock Fund, Growth Opportunities Fund, and Small Cap Value Fund, please indicate any maximum percentage limitation that applies to a Fund’s investments in derivatives.

          Response: Any applicable percentage limitations on a Fund’s investments in derivatives are stated in the prospectus. We note that a Fund’s investment exposure in connection with certain derivatives cannot be expressed as a percentage of Fund assets.

          26. In connection with the Item 4 disclosure for Classic Stock Fund, Growth Opportunities Fund, and Small Cap Value Fund, please acknowledge the letter from Barry D. Miller of the Commission to Karrie McMillan of the Investment Company Institute (the “ICI”), dated July 30, 2010, regarding derivatives-related disclosures by investment companies (the “Letter to the ICI”). In connection with the Letter to the ICI, please disclose each type of derivative that the Fund may invest in as part of a principal investment strategy, and disclose all purposes (in addition to speculation, if applicable) for which each such derivative may be used.

           Response: The disclosure describes the anticipated types of derivatives investments the Fund may use, the anticipated purposes for which the Fund may use such derivatives, and the consequent risks in a manner that we believe is neither overly brief nor overly technical. Accordingly, we believe the Fund’s derivatives-related disclosure comports with the views set forth in the Letter to the ICI.

          27. In each Fund’s Item 9 disclosure, please distinguish between “sponsored” and “unsponsored” American Depositary Receipts (“ADRs”) and disclose the greater risks for unsponsored ADRs.

          Response: Because the only ADRs in which any Fund invests are sponsored ADRs, we elect to retain each Fund’s current item 9 disclosure.

          28. Please confirm that in Calibrated Dividend Growth Fund’s Item 9 principal strategy disclosure, the Fund has disclosed any policy to concentrate in securities of issuers in a particular industry or group of industries (i.e., investing more than 25% of a Fund’s net assets in a particular industry or group of industries).

Ms. Kimberly A. Browning
September 26, 2012

          Response: While the Fund generally maintains industry, sector, and capitalization characteristics similar to those of the Dividend Growth Index, it may not invest more than 25% of its assets, taken at market value, in the securities of issuers in any particular industry (excluding securities of the U.S. Government, its agencies and instrumentalities).

          29. In Small Cap Value Fund’s Item 4 “Principal Investment Strategies” section, provide a capitalization range for “small companies having a market capitalization at the time of purchase that falls within the market capitalization range of companies in the Russell 2000® Index.”

          Response: We note that the capitalization range appears in the Fund’s Item 9 “Principal Investment Strategies” section, in conformity with the prospectus disclosure of other funds for which Lord Abbett serves as investment adviser. We believe the existing summary disclosure contributes to the summary of how the Fund intends to achieve its investment objectives by identifying the Fund’s principal investment strategies. Consequently, we elect to retain the current disclosure.

          30. Please confirm that all strategies discussed in each Fund’s Item 9 “Principal Investment Strategies” section have been summarized in the Fund’s Item 4 “Principal Investment Strategies” section.

          Response: We confirm that all strategies discussed in each Fund’s Item 9 “Principal Investment Strategies” section have been summarized in the Fund’s Item 4 “Principal Investment Strategies” section.

          31. In Calibrated Dividend Growth Fund’s Item 9 “Principal Investment Strategies” section, please indicate whether the Fund’s newly developed customized index is administered solely by S&P.

          32. Response: We have added the disclosure that the index “is administered by S&P without any involvement from Lord Abbett.”

          33. In Calibrated Dividend Growth Fund’s Item 9 “Principal Investment Strategies” section, clarify what is meant by an index’s “consist[ing] of . . . companies that have a history of increasing dividends . . . .”

          Response: We have revised the disclosure to refer to companies that have a ten-year history of increasing dividends.

          34. In Calibrated Dividend Growth Fund’s Item 9 “Principal Investment Strategies” section, the Fund discloses that it may invest “up to 5% of its net assets in foreign companies . . . .” Please confirm that such investments are part of a principal

Ms. Kimberly A. Browning
September 26, 2012

strategy of the Fund as implied by the disclosure’s location in the “Principal Investment Strategies” section.

          Response: We confirm that investments in foreign companies, including those subject to the 5% limit and those that are not subject to the 5% limit currently are part of the principal investment strategies of the Fund.

          35. In the subsection titled “Information for Managing Your Fund Account - Redemptions - Redemptions in Kind,” which discloses that “[i]t is not expected that the Fund would pay redemptions by an in kind distribution except in unusual circumstances,” please add disclosure addressing such circumstances.

          Response: The Fund might distribute portfolio securities in kind if, for example, it receives a very large redemption request and determines that converting of a portion of its portfolio holdings to cash would be unusually detrimental to the Fund’s remaining shareholders. We believe that the Fund currently discloses its overall procedures for redemptions, including whether the Fund has reserved the right to redeem in kind, in accordance with Item 11(c)(3). Accordingly, we elect to retain the current language.

          36. Please revise the following sentence in the subsection titled “Information for Managing Your Fund Account - Account Services and Policies - Pricing of Fund Shares” by indicating who performs fair valuation: “Securities for which prices or market quotations are not available, do not accurately reflect fair value in Lord Abbett’s opinion, or have been materially affected by events occurring after the close of the market on which the security is principally traded but before 4:00 p.m. Eastern time are valued [by _______________] under fair value procedures approved by and administered under the supervision of the Fund’s Board.”

          Response: The disclosure in question explicitly states that fair valuation is performed subject to the Board’s supervision. We do not believe that it is necessary to indicate who or which personnel within Lord Abbett performs this function. Thus, we elect to retain the current language approved by and administered under the supervision of the Fund’s Board.

          37. In the subsection titled “Information for Managing Your Fund Account - Account Services and Policies - Excessive Trading and Market Timing,” please use the word “discourage” when stating whether each Fund discourages frequent purchases and redemptions of Fund shares. Please use the word “accommodate” when stating whether each Fund accommodates frequent purchases and redemptions of Fund shares.

          Response: Each Fund discourages and does not accommodate frequent purchases and redemptions of its shares. We believe that the following excerpt from the subsection titled “Information for Managing Your Fund Account - Account Services and Policies - Excessive Trading and Market Timing” is responsive to Items 11(e)(4)(i) and 11(e)(4)(ii) of Form N-1A:

Ms. Kimberly A. Browning
September 26, 2012

The Fund is designed for long-term investors and is not intended to serve as a vehicle for frequent trading in response to short-term swings in the market. Excessive, short-term or market timing trading practices (“frequent trading”) may disrupt management of the Fund, raise its expenses, and harm long-term shareholders in a variety of ways.

Part B – Statement of Additional Information

          38. Please confirm that for each Fund, all non-principal investment strategies have been disclosed in the SAI.

          Response: We confirm that for each Fund, all non-principal investment strategies have been disclosed in the SAI.

          39. Please confirm that for each Fund, any principal investment strategies disclosed in the SAI also have been disclosed in the prospectus.

          Response: We confirm that for each Fund, any principal investment strategies disclosed in the SAI also have been disclosed in the prospectus.

          40. Please confirm that for each Fund, the risks disclosed in the SAI are not also disclosed as principal risks in the prospectus.

          Response: We confirm that for each Fund, the risks disclosed in the SAI are those of the non-principal investment strategies disclosed in the SAI.

          41. In light of fundamental investment restriction no. 4, which excludes the lending of portfolio securities from its general prohibition on making loans, please describe each Fund’s policy with respect to the lending of its portfolio securities.

          Response: We note that no Fund has any current intention to lend its portfolio securities, and believe disclosure of the restriction itself complies with Item 16(c)(1)(vi). We therefore elect to retain the current disclosure.

          42. In fundamental investment restriction no. 7, which states that each Fund may not “invest 25% or more of its assets, taken at market value, in the securities of issuers in any particular industry (excluding securities of the U.S. Government, its agencies and instrumentalities),” please change “industries” to “industries or group of industries.”

          43. Response: Fundamental investment restriction no. 7 describes the restriction as previously approved by the Funds’ Board of Directors and we note that any change to the fundamental restriction would require prior shareholder approval. We believe that a restriction

Ms. Kimberly A. Browning
September 26, 2012

addressing industries individually but not as a group complies with Section 8(d)(1) of the Investment Company Act and do not believe it is prudent to incur costs associated with proxy solicitation to make changes to a fundamental investment restriction that are not required under the Investment Company Act. As a result, we elect to retain the current language.

          44. In light of fundamental investment restriction no. 7, which restricts investments in the securities of issuers in any particular industry, please describe the Fund’s policy with respect to such investments.

          Response: We believe disclosure of fundamental investment restriction no. 7 itself adequately addresses Item 16(c)(1)(iv). We therefore elect to retain the current disclosure.

          45. Please remove the term “knowingly” from non-fundamental investment restriction no. 2.

          46. Response: The Fund’s Board of Directors previously approved each Fund’s non-fundamental investment restrictions. In our view, the term “knowingly” appropriately covers a scenario in which a Fund’s investment team reasonably believed at the time of purchase that a particular security would not cause the level of the Fund’s assets invested in illiquid securities to exceed 15% of its assets, but such purchase nonetheless did so because of market activity or the sale of liquid securities. As a result, we elect to retain the current language.

          47. In the last sentence of the subsection titled “Investment Policies - Borrowing Money,” which reads, “In the event that a Fund’s borrowings exceed 33 1/3% of the Fund’s total assets, the Fund would take steps to reduce borrowings below this level within three business days in accordance with Section 18 of the Act,” please revise the reference to “business days” so that it conforms with Section 18(f)(1).

          Response: We have revised the subsection to remove the reference to the three-day time frame.

          48. In the subsection titled, “Investment Policies - Policies and Procedures Governing Disclosure of Portfolio Holdings,” please disclose whether each Fund has delegated to the investment adviser the authority to disclose portfolio holdings, and whether the investment adviser, apart from its contractual obligations to the Fund, has a duty not to trade based on information concerning portfolio holdings.

          Response: We elect to retain the current disclosure that we believe clearly states that the Board has delegated to Lord Abbett the authority to disclose portfolio holdings. In addition, the disclosure provides the circumstances pursuant to which Lord Abbett may and may not provide portfolio holdings information and sets forth other limitations with respect to such information.

Ms. Kimberly A. Browning
September 26, 2012

*          *          *          *          *

          The Company acknowledges in connection with this filing the following: (i) it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (ii) Commission staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          If you have any questions, please call Ms. Fapohunda at (201) 827-2279 or the undersigned at (201) 827-2225.

Sincerely,

/s/ Thomas R. Phillips

Thomas R. Phillips
Vice President and Assistant Secretary